1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
James V. Catano james.catano@dechert.com +1 202 261 3376 Direct +1 202 261 3333 Fax

February 12, 2025

U.S. Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Soo Im-Tang, Division of Investment Management

Re:	Old Westbury Funds, Inc. (the “Registrant”) (File Nos. 033-66528 and 811-07912)

Dear Ms. Im-Tang:

Thank you for your telephonic comments received on January 17, 2025 regarding Post-Effective Amendment No. 88 to the registration statement on Form N-1A for the Registrant with respect to Old Westbury Total Equity Fund (the “Fund”), a new series of the Registrant, filed with the U.S. Securities and Exchange Commission (the “Commission”) on December 2, 2024. The Registrant has considered your comments and has authorized us to make the responses and changes discussed below to the registration statement on its behalf. Below, we describe the changes that will be made to the registration statement in Post-Effective Amendment No. 89 thereto (the “Amendment”) in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.

PROSPECTUS

Comment 1.	Please provide the ticker symbol for the Fund, when available.

Response 1.	The Amendment will be updated accordingly.

Comment 2.	With respect to the section of the Prospectus entitled “Fund Summaries—Old Westbury Total Equity Fund—Fees and Expenses,” please confirm that there are no sales charges or redemption fees associated with an investment in the Fund.

Response 2.	The Registrant confirms that there are no sales charges or redemption fees associated with an investment in the Fund.

Comment 3.	With respect to the section of the Prospectus entitled “Fund Summaries—Old Westbury Total Equity Fund—Fees and Expenses and Example,” please provide a completed fees and expenses table and example.

Response 3.	The Registrant respectfully refers the Staff to Appendix A hereto.

Comment 4.	With respect to the section of the Prospectus entitled “Fund Summaries—Old Westbury Total Equity Fund—Fees and Expenses,” please disclose in a footnote to the fees and expenses table that “Other Expenses” are based on estimated amounts for the current fiscal year.

Response 4.	The Amendment will be updated accordingly.

Comment 5.	With respect to the section of the Prospectus entitled “Fund Summaries—Old Westbury Total Equity Fund—Fees and Expenses,” please confirm whether there are any recoupments or reimbursements associated with the fee waiver described in a footnote to the fees and expenses table.

Response 5.	The Registrant confirms that there are no recoupments or reimbursements associated with the current fee waiver described in a footnote to the fees and expenses table.

Comment 6.	With respect to the section of the Prospectus entitled “Fund Summaries—Old Westbury Total Equity Fund—Principal Investment Strategies,” please specify or otherwise provide examples of “equity and equity-related securities” in which the Fund expects to invest principally and include corresponding risk disclosures, as applicable, in the section of the Prospectus entitled “Fund Summaries—Old Westbury Total Equity Fund—Principal Risks.”

Response 6.	The referenced disclosure will be revised in the Amendment as follows (additions denoted in bold and underline):

The Fund pursues its investment goal by investing in a diversified portfolio of equity and equity-related securities of any market capitalization. Equity and equity-related securities include, without limitation, common stocks and derivatives that provide investment exposure to equity securities.

Comment 7.	With respect to the section of the Prospectus entitled “Fund Summaries—Old

Westbury Total Equity Fund—Principal Investment Strategies,” please disclose the types of equity securities that are included within the Fund’s policy to invest at least 80% of its net assets, including any borrowings for investment purposes, in equity securities.

Response 7.	The referenced disclosure will be revised in the Amendment as follows (additions denoted in bold and underline):

Under normal circumstances, the Fund invests at least 80% of its net assets, including any borrowings for investment purposes, in equity securities. Equity securities are common stocks, preferred securities, warrants, rights, convertible securities and depositary receipts.

Comment 8.	With respect to the section of the Prospectus entitled “Fund Summaries—Old Westbury Total Equity Fund—Principal Investment Strategies,” please disclose any sector or geographic region in which the Fund expects to invest principally.

Response 8.	The Registrant confirms that the Fund does not have a principal investment strategy to focus its investments in any sector or geographic region. Accordingly, the Registrant respectfully declines to revise the Fund’s principal investment strategy in response to this comment.

Comment 9.	The Staff notes that the Fund has a policy to invest at least 80% of its net assets, including any borrowings for investment purposes, in equity securities, and discloses that it pursues its investment goal by investing in a diversified portfolio of equity and equity-related securities of any market capitalization. With respect to the sections of the Prospectus entitled “Fund Summaries—Old Westbury Total Equity Fund—Principal Investment Strategies and Principal Risks,” please modify the Fund’s principal investment strategies disclosure to include fixed income securities if such securities are expected to be a principal investment of the Fund. In addition, please also include disclosure with respect to the credit quality and maturity of fixed income securities in which the Fund expects to invest principally.

Response 9.	The Amendment will reflect the removal of U.S. Government Obligations Risk, Fixed Income Securities Risk, Credit Risk and Interest Rate Risk from the section of the Prospectus entitled “Fund Summaries—Old Westbury Total Equity Fund—Principal Risks.”

Comment 10.	With respect to the sections of the Prospectus entitled “Fund Summaries—Old Westbury Total Equity Fund—Principal Investment Strategies and Principal Risks,” please modify the Fund’s principal investment strategies disclosure to include high-yield, lower-grade debt securities if such securities are expected to be a principal investment of the Fund.

Response 10.	The Amendment will reflect the removal of High-Yield, Lower-Grade Debt Securities Risk from the section of the Prospectus entitled “Fund Summaries—Old Westbury Total Equity Fund—Principal Risks.”

Comment 11.	With respect to the section of the Prospectus entitled “Additional Information About the Funds—Risks of Investing in the Funds,” please consider modifying the sentence “[a]lthough the Fed has indicated it may reduce interest rates in the future, the effect of any such rate cuts is not known.” in “Changing Fixed Income Market Conditions” in light of recent Federal Reserve interest rate policy changes.

Response 11.	The referenced disclosure will be revised in the Amendment.

Comment 12.	With respect to the section of the Prospectus entitled “Additional Information About the Funds—Risks of Investing in the Funds,” please consider modifying “Model Portfolio and Management Risk” to include the following disclosure (from the Statement of Additional Information) if not already included: “In these circumstances, trades placed by the Adviser pursuant to a model portfolio may be subject to price movements that result in the Total Equity Fund receiving prices that are different from the prices obtained by the sub-adviser for its other accounts, including less favorable prices.” and “The timing of cash flows for the Total Equity Fund and the effect of expenses applicable to the Total Equity Fund which are not applicable to a model portfolio also may cause the Total Equity Fund’s performance to deviate from the performance of a model portfolio.”

Response 12.	The referenced disclosure will be revised in the Amendment to include these requested disclosures to the extent not already present.

STATEMENT OF ADDITIONAL INFORMATION

Comment 13.	Please note that a fund and its adviser may not ignore investments in underlying investment companies advised by the same adviser or another adviser when determining whether the fund is in compliance with its concentration policies. With respect to the section of the Statement of Additional Information entitled “Investment Restrictions—Fundamental Limitations,” please confirm that the Fund will consider its investments in underlying investment companies when determining the Fund’s compliance with its concentration policy.

Response 13.	The Registrant confirms that the Fund will consider the concentration policies of underlying investment companies as disclosed in the underlying investment companies’ registration statements when determining the Fund’s compliance with its concentration policy.

Comment 14.	With respect to the section of the Statement of Additional Information entitled “Investment Adviser and Sub-Advisers,” please update the table to include advisory fee information for the Total Equity Fund.

Response 14.	The Amendment will be updated accordingly.

* * * * *

If you have any questions, please feel free to contact me at (202) 261-3376.

Regards,

/s/ James V. Catano
James V. Catano, Esq.

cc:	Nicola R. Knight, Esq., Old Westbury Funds, Inc. Megan C. Johnson, Esq., Dechert LLP

Appendix A

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table or example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.80%
Other Expenses (1)	0.33%
Total Annual Fund Operating Expenses	1.13%
Less Fee Waiver(2)	(0.15)%
Total Annual Fund Operating Expenses After Fee Waiver(2)	0.98%

(1) “Other Expenses” are based on estimated amounts for the current fiscal year.

(2) The Adviser has contractually committed through October 31, 2026 to waive its advisory fees to the extent necessary to maintain the net operating expense ratio of the Fund, excluding Fund transaction costs, investment interest expense, dividend expenses associated with securities sold short and Acquired Fund Fees and Expenses (if any), at 0.98%. This commitment may not be changed or terminated at any time before October 31, 2026 without the approval of the Board of Directors.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated below and then redeem all of your shares at the end of these periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same (taking into account the contractual fee waiver for only the first year). Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$100	$329